Exhibit 1

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Fuel Manufacturing Workers Accept Contract Offer
Saskatoon, Saskatchewan, Canada, December 18, 2009 . . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) is pleased to announce that the 137 unionized employees at Cameco Fuel Manufacturing Inc. (CFM) in Ontario have agreed to a new collective agreement.
The employees, represented by the United Steelworkers Local 14193, voted today in favour of a three-year contract that includes a 5% wage increase over the term of the agreement. The workers began a legal strike on September 5, 2009.
The last collective agreement between CFM and its unionized employees expired June 1, 2009. Total workforce at CFM, including managers and non-unionized employees, is about 370.
CFM is part of Cameco’s fuel services division. It is one of two companies in Canada that manufacture fuel bundles for Candu nuclear reactors. It also makes various components for nuclear reactors.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Media inquiries:	Lyle Krahn	(306) 956-6316